J.P. Morgan Securities LLC
383 Madison Avenue
New York, New York 10179

Canaccord Genuity LLC
535 Madison Avenue
New York, New York 10022

Citigroup Global Markets Inc.
535 Madison Avenue
New York, New York 10022

November 15, 2021

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Melissa Kindelan, Kathleen Collins, Priscilla Dao and Jeff Kauten

Re:	Iris Energy Limited Registration Statement on Form F-1 Filed October 25, 2021, as amended File No. 333-260488

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Iris Energy Limited (the “Company”) that the effective date of the above-referenced Registration Statement be accelerated so that it will be declared effective at 4:00 p.m., Washington, D.C. time, on November 16, 2021, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Latham & Watkins LLP, may request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of securities, as many copies of the preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

We, the undersigned, as representatives of the several underwriters, will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

 [Signature Page Follows]

Very truly yours,

J.P. MORGAN SECURITIES LLC
CANACCORD GENUITY LLC
CITIGROUP GLOBAL MARKETS INC.

As Representatives of the Underwriters

J.P. MORGAN SECURITIES LLC

By:	/s/ Jeremy Sipzner
Name: Jeremy Sipzner
Title: Vice President

CANACCORD GENUITY LLC

By:	/s/ Jennifer Pardi
Name: Jennifer Pardi
Title: Managing Director

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Mark Gracia
Name: Mark Gracia
Title: Director

[Signature Page to Acceleration Request Letter]